                                                                    Exhibit 99.1

[LOGO OF U.S. INTERACTIVE GROUP APPEARS HERE]

                                                                          , 1999

Dear Safeguard Stockholder:

     As you may know, we are undertaking an initial public offering of the common stock of U.S. Interactive. We are permitting Safeguard Scientifics to use its Directed Share Subscription Program to offer you the opportunity to buy our common stock at our initial public offering price. We are offering a total of _______________ shares of our common stock to Safeguard stockholders under the program.

     Safeguard has previously sent you materials describing in general terms how the program works. Set forth below is a detailed description of how the program will work in connection with our offering. Please review this description and the attached prospectus carefully in deciding whether or not you wish to invest. Who can subscribe

     Only holders of Safeguard common stock as of                      , 1999
are eligible to participate in the program.

You may not transfer your right to subscribe

     Your right to participate may not be transferred except by involuntary operation of law such as death or certain dissolutions. There will be no trading market for your right to subscribe.

Number of shares for which you may subscribe

     To determine how many shares of our common stock you are eligible to purchase, divide the number of shares of Safeguard common stock that you owned as of _________________, 1999 by _____ and round up to the nearest whole number. For example, if you held between ___ and ___ shares of Safeguard common stock as of this date, you may subscribe for up to __ shares of our common stock. You would have to have had at least ___ shares of Safeguard common stock to be eligible to subscribe for __ shares of our common stock. You may not subscribe for a fractional share of our common stock.

Minimum Subscription Size

     The minimum subscription that we will accept for any account is for shares of our common stock. Therefore, holders of fewer than shares of Safeguard common stock as of , 1999 will not be able to purchase our shares under the program. This limit applies to each of your accounts, not the aggregate of all of your accounts. If as of , 1999 you held shares of Safeguard common stock in one account and another shares in a different account, we will not consider you to be the owner of shares of Safeguard common stock. Since none of your accounts contained at least shares of Safeguard common stock, you would not be eligible to subscribe.

     You are under no obligation to subscribe, but if you subscribe for any shares it must be for at least ______________ shares in each account. For example, if you held _______________ shares of Safeguard common stock in a single account as of , 1999 and you choose to purchase our shares under the program, you may purchase between __________ and ____________ shares.

Subscription Price

     The price per share under the program will be the same price that all investors will pay in our initial public offering. The price per share in the initial public offering will be determined by negotiations between us and the underwriters of our offering. The factors that we expect to consider in these negotiations are described in the attached prospectus under the heading "Underwriting." We currently anticipate that the offering price will be between $______ and $_______ per share. We will inform you of the initial public offering price as described below under "How to Subscribe."

Stock Purchase Agreement with Safeguard Scientifics

     We intend to enter into a Stock Purchase Agreement with Safeguard. This agreement will provide that if all _______________ of our shares offered under the program are not purchased by Safeguard stockholders, then Safeguard will purchase the remaining shares at our initial public offering price. Safeguard will be able to transfer all or part of its obligation to purchase these remaining shares to third parties.

How to Subscribe

     Enclosed with this letter and the attached copy of our preliminary prospectus is a subscription form. The subscription form specifies the number of our shares of common stock you may purchase in the program after we determine the initial offering price. We expect to determine the initial public offering price in late June to early July 1999, but various factors could hasten or delay us. We will close the initial public offering and stop accepting subscription forms four business days after we determine the initial public offering price.

     IN ORDER TO PURCHASE SHARES UNDER THE PROGRAM, YOU MUST ADHERE TO THE FOLLOWING PROCEDURES:

o Subscription forms and payments will not be accepted until after we have determined our initial public offering price. Any subscription forms or payments received before then will be returned to you.

o Time will not permit us to notify you directly of our initial public offering price and closing date. Instead, Safeguard will take the following actions:
   o publicize the offering price and the closing date on Safeguard's Web site (www.safeguard.com) and through a press release and other news media;
   o make every effort to notify each broker, dealer, bank, trust company or other nominee that holds shares on behalf of Safeguard stockholders of the offering price and closing date;

   o make available an automated investor relations line (888-SFE-1200) on a 24 hour basis; and

   o through the Safeguard Web site, provide you with an opportunity to request e-mail notification (either directly to you or your designated representative).

    You will have to monitor these media to know when to place your order and deliver payment. Also, if you do not hold your Safeguard shares directly, you will need to keep in close contact with your broker, bank or other nominee that holds your Safeguard shares on your behalf since they will need to process the subscription form for our shares and payment on your behalf.
o We will stop accepting orders under the program at 5:00 p.m. New York City time on the fourth business day after we determine the initial public offering price. Subscription forms and payments that have not been received by ChaseMellon Shareholder Services, L.L.C. by this deadline will not be honored. For example, if we determine the initial public offering price on a Thursday, ChaseMellon must receive all orders and payments by 5:00 p.m. New York City time on the following Wednesday. This deadline would be extended to the following Thursday if there were any intervening holidays on which the Nasdaq National Market was closed.
o To place an order for our shares under this program, you will have to take the following actions:

    o If you hold your Safeguard shares in your own name, you must complete and sign the subscription form and return it with full payment to ChaseMellon. Your subscription form and payment must be received by ChaseMellon before 5:00 p.m. New York City time on the fourth business day after we determine the initial public offering price. We will not honor any subscription form received by ChaseMellon after that date.
        We suggest, for your protection, that you deliver your subscription form and payment to ChaseMellon by overnight or express mail courier (or by facsimile transmission if you intend to wire funds) as follows:
        By Hand Delivery:

        ChaseMellon Shareholder Services, L.L.C.
        Reorganization Department
        120 Broadway - 13th Floor
        New York, NY 10271

        By Overnight or Express Mail Courier:

        ChaseMellon Shareholder Services, L.L.C.
        Reorganization Department
        85 Challenger Road
        Mail Drop Reorg
        Ridgefield Park, NJ 07660

        By Facsimile Transmission and Wire Transfer:

        ChaseMellon Shareholder Services, L.L.C.
        Facsimile Transmission:  (201) 329-_______
        To confirm fax, call:  (201) 296-_______
        Wire instructions:  Wire to: Mellon Bank, N.A.
                                     ABA #________________
                            Credit: U.S. Interactive, Inc. Escrow Account A/C #_________________
                            Attention:  ______________________
                            Reference:  [account number that appears on your
                                        subscription form]

    . If you hold your Safeguard shares through a broker, bank, trust company or other nominee, then after we determine the initial public offering price, you will have to contact the nominee that holds your Safeguard shares if you wish to place an order and arrange for payment. WE CAUTION YOU THAT BROKERS AND OTHER NOMINEES WILL REQUIRE SOME TIME TO PROCESS SUBSCRIPTION FORMS FROM SAFEGUARD STOCKHOLDERS. THEREFORE, THEY MOST LIKELY WILL STOP ACCEPTING SUBSCRIPTION FORMS EARLIER THAN THE FOURTH BUSINESS DAY AFTER WE DETERMINE THE INITIAL PUBLIC OFFERING PRICE.

        o You must pay the subscription price by cash, check or money order in U.S. dollars payable to "ChaseMellon Shareholder Services, L.L.C." or by wire transmission. Until this offering has closed, your payment will be held in escrow by ChaseMellon Shareholder Services, L.L.C.

    o We will provide to each broker, dealer, bank, trust company, clearing corporation and other nominee who holds Safeguard shares for the account of others copies of the preliminary and final prospectus to provide to the beneficial owners. Each of those entities will be responsible for providing you with a copy of the preliminary and final prospectus. ChaseMellon Shareholder Services will mail the final prospectus to all record holders of Safeguard common stock as of , 1999.

    o Safeguard will decide all questions as to the validity, form and eligibility of subscriptions (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). The acceptance of subscription forms and the subscription price also will be determined by Safeguard. Alternative, conditional or contingent subscriptions will not be accepted. Safeguard reserves the absolute right to reject any subscriptions not properly submitted. In addition, Safeguard may reject any subscription if the acceptance of the subscription would be unlawful. Safeguard also may waive any irregularities or conditions in the subscription for our shares, and Safeguard's interpretation of the terms and conditions of the program will be final and binding.

    o We are not obligated to give you notification of defects in your subscription. We will not consider a subscription to be made until all defects have been cured or waived. If your subscription is rejected, your payment of the exercise price will be promptly returned by ChaseMellon.

Cancellation of Initial Public Offering

     We may cancel our initial public offering at any time up until the closing. If the initial public offering is canceled, Safeguard will publicize the cancellation on its Web site and through a press release and other news media. The program gives you no rights to purchase shares of our common stock if we cancel our initial public offering and any funds previously submitted by you will be returned promptly.

Federal Tax Consequences

     We believe that you will not be considered to have received a taxable distribution of property as a result of your having the opportunity to participate in this offering. Furthermore, we believe that, if the opportunity were considered to be a property right, its value would be minimal, because your opportunity is nontransferable, is of short duration and gives you only the ability to purchase our common stock under the program at the same price as other purchasers in our initial public offering. However, the Internal Revenue Service is not bound by this position, and you are encouraged to consult with your tax advisors about the federal, state and other tax consequences of the program.

Stabilization

     The underwriters of our initial public offering may engage in certain transactions that stabilize the price of our common stock. We make no representation as to the direction or magnitude of any effect that such transactions may have on the price of our common stock.


Risk Factors

     Investing in our common stock involves certain risks which are disclosed on page of the attached preliminary prospectus.


Certain Restrictions

     In managing the program, we and Safeguard will take reasonable steps to comply with the laws of the different countries in which Safeguard stockholders live. If compliance is too burdensome in one or more countries,

Safeguard stockholders residing in such countries will not be offered the opportunity to purchase our shares under the program.


                                 *     *     *

If you have any questions regarding the Directed Share Subscription Program, please contact Safeguard's automated investor relations line at (888) SFE-1200.
  Please do not call U.S. Interactive with any questions regarding this program. Only Safeguard's automated investor relations line or representatives of Safeguard will be able to answer your questions.

                                             Sincerely,


                                             Stephen T. Zarrilli
                                             President and
                                             Chief Executive Officer
                                       5